Exhibit 99.1

Strongbridge Biopharma plc Announces Presentation at Jefferies 2016 Healthcare Conference

DUBLIN, Ireland and TREVOSE, Pa., June 2, 2016 — Strongbridge Biopharma plc (NASDAQ:SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced that management will be presenting at the Jefferies 2016 Healthcare Conference, taking place June 7-10 at the Grand Hyatt in New York City.

Matthew Pauls, president and chief executive officer of Strongbridge Biopharma, will provide a corporate overview on Friday, June 10th at 11:00 a.m. ET. The presentation will be webcast live and archived on the “Events & Presentations” page in the Investor section of the Company’s website at www.strongbridgebio.com.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations
The Trout Group
Marcy Nanus

+1 646-378-2927
mnanus@troutgroup.com

USA
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Fax. +1 215-355-7389